19 September 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased through J.P. Morgan Securities plc 138,926 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange at a price of 1447.6979 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 89,293,709 ordinary shares in treasury, and has 1,088,369,183 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 25,413,929 shares.

RELX NV announces that today, it purchased through J.P. Morgan Securities plc 124,200 RELX NV ordinary shares of €0.07 each on the Euronext Amsterdam Stock Exchange at a price of €15.8601 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 79,991,094 ordinary shares in treasury, and has 969,594,624 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 22,877,700 shares.